Exhibit 97.1
Qnity Electronics, Inc.
Incentive Compensation Clawback Policy
(Effective November 1, 2025)
This Incentive Compensation Policy (this “Policy”) covers each current and former employee of Qnity Electronics, Inc. (the “Company”) or an “Affiliate” (within the meaning of the Company’s Equity and Incentive Plan (the “Plan”)) who is or was, as the case may be, the recipient of cash-based or equity-based incentive compensation (such compensation, “Incentive Compensation”, and each such recipient, a “Grantee”). Except to the extent otherwise expressly provided in Part B below, this Policy shall be deemed part of the terms of any award made on or after the effective date set forth above which by its terms provides for Incentive Compensation.
A.In General
If a Grantee engages in misconduct (as defined in this Policy): (i) the Grantee forfeits any right to receive any future Incentive Compensation grants or payments under any existing such grants; and (ii) the Company may demand repayment of any Incentive Compensation payments already received by a Grantee (that were made subject to this Policy), including without limitation repayment due to making retroactive adjustments to any grants or payments already received by a Grantee where such grant or payment was predicated upon the achievement of certain financial results that were subsequently the subject of an accounting restatement (as described in Part B(i) below) as a result of misconduct by the Grantee. The Grantee shall be required to provide repayment within ten (10) days following such demand.
“Misconduct” means (i) the termination of Grantee’s employment or service for Cause (within the meaning of the Plan), (ii) the breach of a non-compete or confidentiality covenant set out in any employment or incentive compensation award agreement between the Grantee, on the one hand, and the Company or an Affiliate, on the other hand, or (iii) a requirement on the part of the Company to prepare an accounting restatement due to material noncompliance, as a result of fraud or misconduct, with any financial reporting requirement under the securities laws, with the People and Compensation Committee (the “P&CC”) of the Company's Board of Directors (the “Board”) having determined in its sole discretion that the Grantee: (A) had knowledge of the material noncompliance or the circumstances that gave rise to such noncompliance and failed to take reasonable steps to bring it to the attention of appropriate individuals within the Company; or (B) personally and knowingly engaged in practices which materially contributed to the circumstances that enabled a material noncompliance to occur.
B.Special Rules for Certain Employees

Exhibit 97.1
The provisions of this Part B shall apply notwithstanding anything to the contrary in Part A above and without limiting Part A above. Clause (vii) below defines certain capitalized terms that are used but not otherwise defined in this Part B.
(i)Except as provided in below in this Part B, the Company will recover reasonably promptly the amount of erroneously awarded Part B Incentive-Based Compensation (“Erroneously Awarded Compensation”) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if such error were corrected in the current period or left uncorrected in the current period.
(ii)This Part B applies only to Part B Incentive-Based Compensation that is Received by an individual: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for the applicable Part B Incentive-Based Compensation; and (c) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in clause (i) above (together with any transition period resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, provided that any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year), regardless whether or when the restated financial statements are filed.
(iii)For purposes of this Part B, “Erroneously Awarded Compensation” is the amount of Part B Incentive-Based Compensation that is Received that exceeds the amount of Part B Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Part B Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total stockholder return upon which the Part B Incentive-Based Compensation was Received, and the Company shall maintain documentation of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “Exchange”).
(iv)For purposes of this Part B, the date that the Company is required to prepare an accounting restatement as described in clause (i) above is the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if

Exhibit 97.1
Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in clause (i) above; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in clause (i) above.
(v)The requirements of clause (i) above shall not apply if the P&CC or a majority of the independent directors serving on the Board determine that recovery would be impracticable in any of the following circumstances: (a) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such reasonable attempt(s) to recover, and has provided that documentation to the Exchange; (b) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that the Company has obtained an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and has provided such opinion to the Exchange; or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or its subsidiaries, to fail to meet the requirements of 26 U.S.C. Section 401(a)(13) or 26 U.S.C. Section 411(a) and regulations thereunder.
(vi)This Part B shall apply to all Part B Incentive-Based Compensation that is Received by Executive Officers on or after November 1, 2025 (the “Part B Effective Date”) that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Part B Effective Date.
(vii)For purposes of this Part B, the following italicized terms shall have the meaning indicated:
“Executive Officer” means (a) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice- president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company or its subsidiaries who performs a significant policy-making function for the Company, or any other person who performs significant policy-making functions for the Company and in any event (b) any individual identified as an executive officer of the Company pursuant to 17 C.F.R. Section 229.401(b).
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures, and stock price and total stockholder return, regardless whether such measures are presented within the Company’s

Exhibit 97.1
financial statements or included in a filing with the Securities and Exchange Commission.
“Part B Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Part B Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Part B Incentive-Based Compensation award is attained, even if the payment or grant of Part B Incentive-Based Compensation occurs after the end of that period.
(viii)This Part B shall be applied in a manner that is consistent with and does not cause a violation of, and shall be deemed to incorporate any provisions required to make it compliant with, applicable Exchange listing standards.

C.Miscellaneous
The recoupment of Incentive Compensation under this Policy is in addition to any other right or remedy available to the Company or any of its Affiliates. Without limiting the preceding sentence, this Policy is separate from and in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.
The Company shall not indemnify any Grantee against the loss of Incentive Compensation recouped pursuant to this Policy.
This Policy shall be administered and enforced by the P&CC and its decision as to all questions of interpretation and application of this Policy shall be final, binding and conclusive on all persons. For avoidance of doubt, the P&CC shall make no determination as to whether an accounting restatement is required in the first instance, and any such determination is to be reviewed with the Audit Committee of the Board.
This Policy may be amended at any time by the P&CC, provided, however, that the Chief People Officer of the Company is hereby authorized to make any and all amendments required under applicable laws, rules or regulations.
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